Exhibit 99.1

AnPac Bio-Medical Science Announces Closing of $3.0 Million Registered Direct Offering

New York, NY, April 6, 2023 /PRNewswire/-- AnPac Bio-Medical Science Co., Ltd. (the “Company”) (NASDAQ: ANPC), a company with operations in the United States and China focused on early cancer screening and detection and plans to enter into the operation of a business-to-business e-commerce food platform focused on the sale of Asian sourced food products, today announced the closing of its previously announced registered direct offering pursuant to a securities purchase agreement with certain institutional investors to purchase $3.0 million of its American Depositary Shares (“ADSs”), pre-funded warrants to purchase ADSs and warrants to purchase ADSs.  The Company plans to use the net proceeds from the offering for the advancement of our research and development activities, working capital and general corporate purposes.

In connection with such offering, the Company sold to the institutional investors a total of 625,000 ADSs priced at $4.00 per ADS, pre-funded warrants exercisable for 125,000 ADSs and warrants exercisable for 750,000 ADSs. The purchase price of each pre-funded warrant is equal to the offering price per ADS, minus $0.0001, and the exercise price of each pre-funded warrant is equal $0.0001 per share. The pre-funded warrants are immediately exercisable and may be exercised at any time until exercised in full. The warrants are immediately exercisable, expire five (5) years from the original issuance date and have an exercise price of $4.00 per ADS. The Company also issued to Univest Securities, LLC, which acted as the sole placement agent for the offering, warrants exercisable for 37,500 ADSs, with an exercise price of $4.80.

The gross proceeds to the Company from the registered direct offering were approximately $3.0 million before deducting the placement agent’s fees and other offering expenses.

The ADSs, the pre-funded warrants, the warrants and the ADSs underlying the pre-funded warrants, the warrants and the placement agent’s warrants were offered pursuant to a prospectus supplement to a shelf registration statement on Form F-3 (File No. 333-256630) previously filed and declared effective by the U.S. Securities and Exchange Commission (“SEC”) on June 7, 2021 (the “Shelf Registration Statement”). Such offering was made only by means of such prospectus supplement, which was filed by the Company with the SEC on April 4, 2023.

Univest Securities, LLC acted as the sole placement agent for this offering.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Copies of the prospectus supplement relating to the registered direct offering, together with the accompanying base prospectus, can be obtained at the SEC’s website at www.sec.gov.

About AnPac Bio-Medical Science Co., Ltd.

AnPac Bio-Medical Science Co., Ltd. is a biotechnology company focused on early cancer screening and detection, with 155 issued patents as of March 31, 2023. With two certified clinical laboratories in China and one CLIA and CAP accredited clinical laboratory in the United States, AnPac Bio performs a suite of cancer screening and detection tests, including CDA (Cancer Differentiation Analysis), bio-chemical, immunological, and genomics tests. The Company intends to enter the business-to-business e-commerce food business with the formation of its wholly-owned subsidiary Fresh2 Technology Inc and the acquisition of Fresh2 Ecommerce Inc.

For investor and media inquiries, please contact:

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-917-609-0333 (U.S.)
Email: tina.xiao@ascent-ir.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and are relating to the Company’s future financial and operating performance. The Company has attempted to identify forward-looking statements by terminologies including “believes,” “estimates,” “anticipates,” “expects,” “plans,” “projects,” “intends,” “potential,” “target,” “aim,” “predict,” “outlook,” “seek,” “goal” “objective,” “assume,” “contemplate,” “continue,” “positioned,” “forecast,” “likely,” “may,” “could,” “might,” “will,” “should,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. These statements are based on current expectations, assumptions and uncertainties involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. These statements also involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results to be materially different from those expressed or implied by any forward-looking statement. Known and unknown risks, uncertainties and other factors include, but are not limited to, our ability to comply with Nasdaq Listing Rules including maintain our listing on the Nasdaq Capital Market, the implementation of our business model and growth strategies; trends and competition in the cancer screening and detection market; our expectations regarding demand for and market acceptance of our cancer screening and detection tests and our ability to expand our customer base; our ability to obtain and maintain intellectual property protections for our CDA technology and our continued research and development to keep pace with technology developments; our ability to obtain and maintain regulatory approvals from the NMPA, the FDA and the relevant U.S. states and have our laboratories certified or accredited by authorities including the CLIA; our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; general economic and business conditions in China and elsewhere; our ability to hire and maintain key personnel; our relationship with our major business partners and customers; and the duration of the coronavirus outbreaks and their potential adverse impact on the economic conditions and financial markets and our business and financial performance, such as resulting from reduced commercial activities due to quarantines and travel restrictions instituted by China, the U.S. and many other countries around the world to contain the spread of the virus. A number of these risks along with additional discussion of forward-looking statements, are set forth in the Company’s Annual Report on Form 20-F and other reports filed with the SEC. In addition, there is uncertainty about the spread of the COVID19 virus and the impact it will have on the Company’s operations, global supply chains and economic activity in general. Because of these and other risks, uncertainties and assumptions, undue reliance should not be placed on these forward-looking statements. In addition, these statements speak only as of the date of this press release and, except as may be required by law, the Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.